Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2007

Mr. William P. Foley
Chairman and Chief Executive Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: Fidelity National Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2006
File No. 001-32630

Dear Mr. Foley:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief